EXHIBIT 99.1

Student Transportation Inc. Reports Fiscal 2016 Second Quarter Results

Company Achieves Targeted Revenue Growth and Enhanced Profitability

BARRIE, Ontario, Feb. 15, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (TSX:STB) (NASDAQ:STB) ("STI" or “the Company") today announced financial results for the second quarter of fiscal year 2016 ended December 31, 2015. All financial results are reported in U.S. dollars except as otherwise noted.

Second Quarter Fiscal 2016 Compared to Second Quarter Fiscal 2015:

  Revenues increased 6.3% to $167.4 million; at comparable foreign currency exchange rates, revenues increased 8.3%.
  Adjusted EBITDA* increased 15.3% to $41.5 million, representing an Adjusted EBITDA* margin of 24.8%, up from 22.9%.
  Net income increased 56.4% to $5.5 million, or $0.06 per share after a $1.2 million impairment charge related to the write-down of certain energy-related assets.

Denis J. Gallagher, Chairman and CEO of STI, commented, “We view this as a very solid start to the current school year, driven primarily by new contracts and operating efficiencies, and aided by lower fuel costs as we anticipated. Second quarter revenue growth, excluding the foreign currency exchange rate fluctuations, slightly exceeded the 7% annual target we articulated previously, reflecting the revenue visibility of our stable business model. We also delivered improved profitability during the second quarter versus last year, with Adjusted EBITDA* margin expansion of 190 basis points. Income from operations rose 21.3% compared to the same period last year. While we achieved improvements during the quarter, we have only just begun to realize productivity and cost efficiencies stemming from the implementation of our new operating systems and on-board technologies."

Second Quarter Overview:
The $9.9 million increase in revenues in the second quarter was largely the result of new bid contracts that started during the first quarter of fiscal 2016. Adjusted EBITDA* for the second quarter of fiscal 2016 was $41.5 million compared to $36.0 million for the second quarter of fiscal 2015. The $5.5 million increase is primarily associated with the previously mentioned new bid contracts, combined with lower fuel costs and operating efficiencies, partially offset by higher wages and an increase in lease expense as the Company expanded the use of low cost leasing for some of its growth and replacement capital expenditures. Driver wages have been impacted by a tightening of the labor pool due to lower unemployment rates in many of our markets. Interest expense declined to $3.3 million from $4.6 million in the second quarter of fiscal 2015. This reflects the lower debt level during the October through December 2015 period relative to the prior year period as a result of the June 2015 payment of $40 million in convertible debentures. The Company has repurchased and cancelled 149,906 common shares during the fiscal 2016 second quarter under its current share repurchase program. At the end of the fiscal 2016 second quarter, there was approximately $90.1 million in availability under the Company’s credit facility.

Outlook
Mr. Gallagher continued, “Looking ahead to the balance of the fiscal year, we are encouraged by the change in the market environment where we are seeing price increases in contract renewals and bids which is welcomed news after five years of working with low (CPI) cost of living increases. We continue to expect total fiscal 2016 year-over-year revenue growth of approximately 7%. Importantly, as the implementation of the new technologies can often take some time to achieve results, the investments we made the last two years in various operating and on-board systems are beginning to bear fruit in terms of increased productivity and efficiency as we further leverage and train our staffs throughout our locations. Additionally, we have already locked in a portion of our contracted fuel requirements for fiscal 2017 at even lower prices per gallon than the current fiscal year making the upcoming year even more promising. Our decision a few years ago to increase the use of alternative fueled vehicles has proven to be an important factor in lowering operating costs and in winning new contracts.”

“Over the longer-term, STI is well-positioned in the large and stable school transportation logistics and management services market and we are confident in our ability to capture incremental new business that we anticipate will support a similar rate of growth in our core business. While we have always delivered top line growth, the real opportunity is in our bottom line growth. We remain committed to building on our regional density and expanding our North American footprint on a strategic basis through the targeted addition and development of geographic markets. On top of this, we are very enthusiastic about the opportunities we are pursuing through our managed services group which is at the forefront of the market for information-based logistics solutions and applications, including our SafeStopTM mobile app. While still a relatively small portion of our overall revenues for this year, we expect this asset light group of businesses to become an increasing contributor to our rate of growth in fiscal 2017.”

The company also announced the Board of Directors, who reviews and approves the dividend on a quarterly basis in advance, has approved the monthly cash dividend of $0.03667 per common share for the remaining months of fiscal 2016.

Conference Call
Student Transportation Inc. will hold a conference call and live audio webcast on Tuesday, February 16, 2016 at 11:00 a.m. (ET) to discuss its results for the second quarter of fiscal year 2016 ended December 31, 2015. The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors. The call can be accessed in the United States by dialing 1-877-561-2750 and International callers can access it by dialing 1-763-416-8565.

To listen to a simultaneous webcast of the call, please go to the Company’s website at least 15 minutes early to download and install any necessary audio software. If you are unable to listen live, the conference call webcast will be archived on the Company’s website for 30 days. STI’s interim financial statements, notes to financial statements and management’s discussion and analysis of financial condition and results of operations will be available at www.sedar.com and at the Company’s website at www.rideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements
This press release includes certain statements that fall within the definition of “forward-looking statements” under applicable laws, including the Private Securities Litigation Reform Act of 1995. These statements include expectations of management regarding the Company’s future revenue, growth, results of operations, performance and business prospects and opportunities, as well as various statements under “Outlook” section above. Any such statements are subject to risks and uncertainties, including overall economic and market conditions, federal, state and local government funding, competitors’ and customers’ actions, and weather conditions, which could cause actual results to differ materially from those anticipated, including those risks identified in the Company’s filings with the Canadian Securities Administrators and the Securities and Exchange Commission. Accordingly, such statements should be considered in light of these risks. Any prediction by the Company is only a statement of management’s belief at the time the prediction is made. There can be no assurance that any prediction once made will continue thereafter to reflect management’s belief, and the Company does not undertake to update publicly its predictions or to make voluntary additional disclosures of nonpublic information, whether as a result of new information, future events or otherwise.

(See Accompanying Tables)

STUDENT TRANSPORTATION INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)
(Unaudited)

Results of Operations

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2015	2014	2015	2014

Revenues	$167,380	$157,451	$260,763	$245,983

Costs and expenses
Cost of operations	121,913	116,576	206,997	195,494
General and administrative	14,976	13,824	29,171	27,127
Non-cash stock compensation	2,181	2,169	2,984	2,939
Acquisition expense	-	3	-	3
Depreciation and depletion expense	14,382	14,223	19,382	19,186
Amortization expense	790	813	1,578	1,634
Impairment of oil and gas assets	1,200	-	1,200	-
Total operating expenses	155,442	147,608	261,312	246,383
Income (loss) from operations	11,938	9,843	(549)	(400)
Interest expense	3,279	4,625	6,988	8,837
Foreign currency loss (gain)	662	(169)	726	104
Unrealized loss on foreign currency exchange contracts	-	160	-	442
Non-cash loss (gain) on US$ 6.25% Convertible
Debentures conversion feature	1	(35)	(5)	(223)
Other income, net	(559)	(385)	(1,681)	(1,529)

Income (loss) before income taxes and equity in net income
of unconsolidated investment	8,555	5,647	(6,577)	(8,031)
Equity in net income of unconsolidated investment	30	-	25	-
Income tax expense (benefit)	3,052	2,110	(2,542)	(2,813)
Net income (loss)	$5,533	$3,537	$(4,010)	$(5,218)
Basic and diluted net income (loss) per common share	$0.06	$0.04	$(0.04)	$(0.06)

STUDENT TRANSPORTATION INC.
Non-GAAP Reconciliation
(Amounts in thousands)
(Unaudited)

This news release includes the measure “Adjusted EBITDA,” which is deemed a “non-GAAP financial measure” under applicable laws, including the rules of the Securities and Exchange Commission, including Regulation G. This non-GAAP measure is calculated using GAAP amounts derived from our condensed consolidated financial statements. Adjusted EBITDA has limitations and should not be considered in isolation or as a substitute for net income, operating income, cash flow from operations or other consolidated income or cash flow data prepared in accordance with GAAP.  Because not all companies use identical calculations, this presentation of adjusted EBITDA may not be comparable to a similarly titled measure of other companies.

*Adjusted EBITDA Reconciliation
Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. We believe that certain investors consider adjusted EBITDA a useful means of evaluating our financial performance.  The following table provides a reconciliation of net income (loss) attributable to Student Transportation common stockholders to adjusted EBITDA for the period indicated.

Reconciliation of Net Income (Loss) and Adjusted EBITDA*
	Year over Year		Year over Year
(Amounts in 000's)	Three Months Ended		Six Months Ended
	12/31/15	12/31/14	12/31/15	12/31/14

Net income (loss)	$5,533	$3,537	$(4,010)	$(5,218)

Add back:
Income tax expense (benefit)	3,052	2,110	(2,542)	(2,813)
Foreign currency loss (gain)	662	(169)	726	104
Other income, net	(559)	(385)	(1,681)	(1,529)
Non-cash loss (gain) on US$ 6.25% Convertible
Debentures conversion feature	1	(35)	(5)	(223)
Equity in net income of unconsolidated investment	(30)	-	(25)	-
Unrealized loss on foreign currency exchange contracts	-	160	-	442
Non-cash stock compensation	2,181	2,169	2,984	2,939
Interest expense	3,279	4,625	6,988	8,837
Impairment of oil and gas assets	1,200	-	1,200	-
Amortization expense	790	813	1,578	1,634
Depreciation and depletion expense	14,382	14,223	19,382	19,186
Operating lease expense	11,034	8,967	14,584	11,854
Adjusted EBITDA *	$41,525	$36,015	$39,179	$35,213

Company Contact:
Doug Coupe
Director of Communications & Investor Relations
843-884-2720
dcoupe@ridesta.com

Investor Relations Contact:
The Equity Group Inc.
Fred Buonocore
(212) 836-9607/fbuonocore@equityny.com
Alex Kovtun
(212) 836-9620/akovtun@equityny.com
www.theequitygroup.com